21st Floor, Everbright Bank Building, Zhuzilin, Futian District, Shenzhen, Guangdong, People’s Republic of China 518040 Tel.: (+86) 755 -8370-8333 Fax: (+86) 755-8370-9333

June 18, 2008

By EDGAR Transmission and by Hand Delivery

Barbara C. Jacobs
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E., Mail Stop 4561
Washington, D.C. 20549

Re:

China Information Security Technology, Inc.
Registration Statement on Form S-1
Filed May 14, 2008
File No. 333-150896

Form 10-K for the Fiscal Year Ended December 31, 2007
Form 10-Q for the Fiscal Period Ended March 31, 2008
File No. 333-132119

Dear Ms. Jacobs:

On behalf of China Information Security Technology, Inc. ("CIST"), we hereby submit this Amendment ("Amendment") to our Registration Statement on Form S-1 (the "Registration Statement"), in response to the general comments of the staff (the Staff) of the Securities and Exchange Commission (the "Commission") set forth in the Staff’s letter, dated June 6, 2008, with respect to the Registration Statement.

We understand and agree that:

  should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve CIST from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

  CIST may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Selling Stockholders, page 55

1.

We note your statement on page 55 that "except as specifically set forth in the footnote to the table below, no selling stockholder is a registered broker-dealer or an affiliate of a registered broker-dealer." We note further that Roth Capital Partners, LLC and Brean Murray, Carret & Co., LLC are registered broker-dealers, though there is no disclosure in the footnotes to this effect. (We do note disclosures elsewhere in the document identifying their roles as placement agents in prior financings) Please identify these entities as registered broker-dealers in the footnotes to the selling shareholder table and tell us whether any of the other selling shareholders are broker-dealers or affiliates of a registered broker-dealer. For all broker-dealers, clarify whether their shares were received as compensation for investment banking services or as investment shares

Barbara C. Jacobs

June 18, 2008

Response: We have revised footnotes numbers 8 and 9 to the selling stockholder table in the Amendment, as follows, to expressly state that Roth Capital Partners, LLC ("Roth") and Brean Murray, Carret & Co., LLC ("Brean Murray") are registered broker dealers:

(8)

Represents (i) 440,632 shares of common stock issuable upon the exercise of a five-year warrant to purchase our common stock at an exercise price of $2.28, issued to Roth, a registered broker-dealer, as partial compensation for its services as placement agent in connection with our January 2007 private placement, and registered under our registration statement filed with the SEC on September 14, 2007; and (ii) 300,000 shares of common stock issuable upon the exercise of a five-year warrant to purchase our common stock at an exercise price of $9.60, issued to Roth, as partial compensation for its services as placement agent in connection with our October 2007 private placement. Byron Roth, Roth’s chief executive officer, and Gordon Roth, Roth’s chief financial officer, share voting and investment power over the securities held by Roth.

(9)

Represents 100,000 shares of common stock issuable upon exercise of a five-year warrant to purchase our common stock at an exercise price of $9.60, issued to Brean Murray, a registered broker-dealer, as partial compensation for its services as placement agent in connection with our October 2007 private placement. William J. McCluskey is the President and Chief Executive Officer of Brean Murray and has voting and investment power over the securities held by Brean Murray.

None of the other selling stockholders are registered broker-dealers or affiliates of a registered broker-dealer.

2.

To the extent any of the selling shareholders, such as Heller Capital Investments for example, are affiliates of broker-dealers, please disclose whether the sellers purchased the shares in the ordinary course of business and at the time of the purchase of the securities to be resold, the sellers had any agreements or understandings, directly or indirectly, with any person to distribute the securities.

Response: Other than Roth and Brean Murray, discussed in our response to Comment No.1 herein, none of the other selling stockholders are registered broker-dealers or affiliates of registered broker-dealers.

Exhibits

Legality Opinion

3.

The opinion refers to 840,632 shares of common stock issuable upon exercise of warrants whereas the registration statement covers 400,000 such shares. Please revise the opinion or advise.

Response: We have corrected the opinion to reflect that the opinion covers 400,000 shares of common stock issuable upon the exercise of warrants.

4.

Please confirm that the legality opinion opines on Nevada law including the statutory provisions, all applicable provisions of the Nevada Constitution and reported judicial decisions interpreting these laws.

Response: We hereby confirm that the legality opinion opining on the laws of the State of Nevada, includes its statutory provisions, all applicable provisions of the Nevada Constitution and reported judicial decisions interpreting these laws.

Barbara C. Jacobs

June 18, 2008

Form 10-Q for the Period Ended March 31 2008

Disclosure Controls and Procedures, page 22

5.

As to your effectiveness conclusion, you indicate that "Management ... determined that as of March 31, 2008, and as of the date of this Report, [y]our disclosure controls and procedures were effective." Item 307 requires that you disclose the effectiveness conclusion of your principal executive and financial officers. Please provide us with a representation, if true, that your principal executive and financial officers concluded that your disclosure controls and procedure were effective and that you will conform your disclosure to the rule requirements in future filings.

Response: We had disclosed that, as required by Rule 13a-15(e) and 15d-15(e) under the Exchange Act, our management carried out an evaluation, with the participation and under the supervision of our Chief Executive Officer, Mr. Jiang Huai Lin and our Chief Financial Officer, Mr. Zhaoyang Chen, and assessed the effectiveness of the design and operation of our disclosure controls and procedures as of March 31, 2008. We hereby confirm that, as our principal executive officer and principal financial officer, respectively, Messrs. Lin and Chen made the determination that as of March 31, 2008, our disclosure controls and procedures were effective.

In future filings we will expressly state that our principal executive officer and principal financial officer made the determination regarding whether or not our disclosure controls and procedure were effective.

6.

We note your statement on page 22 of the Form 10-Q that "any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives..." In your response letter, please confirm, if true, that your principal executive and financial officers concluded that your disclosure controls and procedures were effective at the reasonable assurance level as of the end of the period covered by the report. Please confirm that you will conform your disclosure in future filings. In the alternative, you may omit from future filings the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of SEC Release No. 33-8238, Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports. Please note that this comment also relates to the Form 10-K for the Fiscal Period Ended December 31, 2007.

Response: We hereby confirm that Messrs. Lin and Chen, our principal executive officer and principal financial officer, respectively, concluded that our disclosure controls and procedures were effective at the reasonable assurance level as of December 31, 2007 and as of March 31, 2008, the end of the periods covered by the respective reports.

In future filings we will either provide this confirmation, or in the alternative, we will omit the reference to the level of assurance of our disclosure controls and procedures.

Exhibit 31.1 and 32.1

7.

We note that you have included the titles of the certifying officers on the first line of the certifications. The certifications must be in the exact form set forth in Item 601(b)(3l). Please confirm that you will conform your disclosure in future filings.

Response: We hereby confirm that in future filings we will conform the officer certifications to the exact form set forth in Item 601(b)(3).

[Remainder of Page Left Blank Intentionally]

Barbara C. Jacobs

June 18, 2008

If you would like to discuss our response, the Amendment or any other matters regarding CIST, please contact Louis A. Bevilacqua, Esq. of Thelen Reid Brown Raysman & Steiner LLP, our outside special securities counsel at (202) 508-4281.

Sincerely,

CHINA INFORMATION SECURITY TECHNOLOGY, INC.

By: /s/Jiang Huai Lin
Jiang Huai Lin
President and Chief Executive Officer .